UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2025

Commission File Number: 001-31798

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SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

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20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Notice on the Year-end Dividend Record Date for Fiscal Year 2025

1. In order to align with global standards and ensure that shareholders eligible to receive dividends are determined after the dividend amount has been finalized, the Company amended its Articles of Incorporation at the Annual General Meeting of Shareholders held on March 23, 2023. The amendment allows the Board of Directors to set the record date for dividends by resolution of the Board.

- (Record date before the amendment) Each fiscal year-end (December 31)

- (Record date after the amendment) A date determined by the Board of Directors
*A public notice will be given two weeks prior to the record date.

2. Considering the timing of determining the size of year-end dividends for fiscal year (hereafter "FY") 2025 and the record date for quarterly dividends for FY2026, the record date for the Company's year-end dividends for FY2025 is to be set after mid-February 2026.

Year-end dividends for FY2025 will be paid to its shareholders registered in the Company's registry of shareholders as of this record date. Please be informed that the shareholders registered in the Company's registry of shareholders as of the last day of FY2025 will not be entitled to receive year-end dividends if they are not registered in the Company's registry of shareholders or the registered pledgees as the record date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: December 10, 2025	By:	/s/ CHUN SangYung

Name: CHUN Sang Yung
Title: Chief Financial Officer